This report is not deemed to be soliciting material or deemed "filed" with the Securities and Exchange Commission.

General  Acceptance  Corporation
1996  Annual  Report



Corporate  Profile

General Acceptance Corporation is a specialized consumer finance company which services installment sale contracts secured by used automobiles. These contracts are both purchased from third-party dealers and originated at Company-owned used car dealerships. The Company also generates revenue from the sale of purchased and trade vehicles at its Company-owned used vehicle dealerships.

Nineteen ninety-six was a difficult year for General Acceptance Corporation. The Company sustained a loss of $9.1 million, and spent most of the year in default of certain financial covenants on its line of credit with its principal lender. Throughout 1996 and into 1997, the Company focused on improving its operations, which included reducing their scope and selling approximately $54.9 million of installment sale contracts. On April 11, 1997, the company's principal lender granted a new $70.0 million line of credit and waived all defaults under the prior agreement. Simultaneously, an affiliate of Conseco, Inc., an Indianapolis-based Fortune 500 insurance company, purchased a $10.0 million convertible subordinated note issued by the Company. With new financing in place to meet the company's anticipated requirements through 1997 and with its operations more sharply focused, General Acceptance Corporation looks forward to 1997 being a significantly better year.

On April 6, 1995, the Company completed an initial public offering of its common stock. The offering represented approximately 32% ownership of the Company and raised net proceed of approximately $29.7 million. Its common stock is traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol GACC.

Caption:
General  Acceptance  Corporation  serves  the non-prime used car market with a
two-pronged  approach.    It offers vehicles for sale and also finances them.
This dual strategy is unusual in the industry and provides the company with enhanced revenue potential.


Table  of  Contents



Financial Highlights                             1
Report to Shareholders                           2

The Year in Review                               4
Management's Discussion and Analysis of         10
 Financial Condition and Results of Operations
Financial Statements                            18
Notes to Financial Statements                   22
Independent Auditors' Report                    31
Investor Information                            32
Officers and Directors                          33


Financial  Highlights      General Acceptance Corporation   1996 Annual Report

(in  millions  of  dollars)


Millions               1996    1995(1)   1994(1)
                      ------  --------  --------
Revenues              $30.9   $  25.6   $  10.5
Expenses               38.1      24.4       6.3
                      ------  --------  --------
Pretax income (loss)   (7.2)      1.2       4.2
Income tax              1.9       0.5       1.7
                      ------  --------  --------
Net income (loss)     $(9.1)  $   0.7   $   2.5
                      ======  ========  ========

(1) Gives pro forma effect to income taxes as if the Company's S Corporation status had terminated January 1, 1994.






At  Year  End
(in  millions  of  dollars)


Millions                1996    1995   1994
                      ------  ------  -----
Total assets          $123.6  $124.4  $57.2
Total debt              99.5    94.2   51.3
Stockholders' equity    17.7    26.7    3.7







Per  Share  Data


                     1996    1995(1)   1994(1)
                   -------  --------  --------
Net income (loss)  $(1.51)  $  0.13   $  0.57
Book value           2.93      4.44      0.92

(1) Gives pro forma effect to income taxes as if the Company's S Corporation status had terminated January 1, 1994.

Report  to  Shareholders

Nineteen ninety-six was a difficult year for General Acceptance Corporation. We reported a loss of $(9.1 million), or $(1.51) per share, compared with 1995 pro forma net income of $717,000, or $0.13 per share. The loss for 1996 was due primarily to three factors:

1. an increase in our provision for credit losses in 1996 due to higher net charge-offs experienced during the year;

2. higher operating expenses incident to our efforts to strengthen our management team and further develop our infrastructure; and

3. our establishment of a non-cash valuation reserve of approximately $4.7 million against deferred tax assets.

While the 1996 loss was disheartening, we did make important progress during 1996. The Company tightened its underwriting and implemented additional internal controls, which resulted in our 60-day contractual delinquency rate being cut in half from 3.6% at year end 1995 to 1.8% at year end 1996. Significant improvements were made by upgrading our management information systems to benefit future operations with more timely and detailed information. Internal Audit, Human Resources and Operations Support departments were developed to give us the controls needed to effectively and efficiently manage the Company.

During 1996, we expanded the number of Company dealerships from seven to 14. These dealerships were initially designed to sell primarily repossessed vehicles. In early 1997, the Company made the strategic decision to operate the dealerships as profit centers selling primarily purchased and trade vehicles. The name "Drive Home USA Auto Company " was selected for the dealerships. Our research indicated this easily-remembered name creates a very positive image. A significant marketing effort introducing the new name is planned for the summer of 1997. We believe these moves will lead to increased retail sales and improved operating results at the Company dealerships.

During all of 1996, the Company operated under significant funding restraints. In late 1996, management determined that it could best allocate its limited resources by focusing on the Indiana, Ohio and Florida markets where we have had good experience and have established relationships with auto dealers. We decided to close offices in six states, and to sell nearly all of the contracts we wrote in those areas. By mid-May 1997, we expect to have sold substantially all of the $54.9 million in contracts receivable held for sale as of December 31, 1996, thereby significantly reducing borrowings under our revolving line of credit. No material gain or loss was recorded in connection with these sales.

On April 11, 1997, the Company issued $13.3 million of convertible subordinated debt, of which an affiliate of Conseco, Inc., a Fortune 500 Indianapolis-based insurance company, purchased $10.0 million. In conjunction with this investment, we entered into a new $70.0 million loan agreement with our principal lender which took us out of default for the first time in over a year. Conseco's investment creates a whole new outlook and opportunity for the Company.

Management believes that the internal steps it has taken over the past year to strengthen its operations, and its materially strengthened financial posture, will enable the Company to fully implement its corporate vision.

Finally, on a personal note we wish to thank all our shareholders and employees for their support during the difficult times. We look forward to sharing better days with each of you in the future.


Malvin  L.  Algood
Chairman  and  Chief  Executive  Officer


Russell  E.  Algood
President  and  Chief  Operating  Officer

Bloomington,  Indiana,  April  22,  1997


Number  of  Company  Owned  and  Operated  Dealerships


93  94  95  96  97*
0    2   7  14   20


*-Projected




Contracts  Receivable  Held  for  Investment  (in  millions  of  dollars)
Five  Years  Ended  December  31,  1996


92     93    94     95    96
9.1  22.1  62.1  129.9  62.2

The  Year  in  Review


In early 1996, as a result of increased delinquencies and charge-offs during late 1995, GAC's principal lender notified the Company it was in technical default of certain financial covenants, thus threatening the Company's revolving line of credit. However, the lender agreed not to foreclose, thus giving GAC the opportunity to work itself out of default. Throughout 1996, GAC instituted various measures to control future losses, including tightening underwriting standards and controls, but it could not change the quality of the business already underwritten. As a result, GAC increased its provision for credit losses by $4.6 million in 1996, along with a $3.7 million increase in employee costs. These factors, in addition to the establishment of a $4.7 million non-cash valuation allowance against deferred tax assets, were the principal reasons for the Company's loss in 1996.

Notwithstanding this loss, the Company's actual day-to-day operations that year improved over those of 1995. Solid reporting systems were in place, delinquencies fell by half to 1.82% at year-end 1996 from 3.60% at year-end 1995, and National Operations Support, Human Resources and Internal Audit departments were established.

Total  Net  Revenues  (in  millions  of  dollars)
Five  Years  Ended  December  31,  1996


92    93    94    95    96
1.7  4.0  10.6  25.6  30.9



In April 1997, the Company's financial uncertainties were alleviated when the Company entered into a new revolving credit agreement with its primary lender. The terms of the new agreement provide for a $70.0 million revolving line of credit subject to a maximum advance rate of 78 percent of eligible contracts receivable.

The agreement expires January 1, 1998, and has an interest rate of one-month LIBOR plus 4.5 percent. In conjunction with obtaining a new line of credit, GAC also added to its financial strength when it issued $13.3 million of 12 percent convertible subordinated notes

 - $10.0 million to an affiliate of Conseco, Inc. and $3.3 million to certain management stockholders and relatives. Conseco is an Indiana-based Fortune 500 insurance company that is traded on the New York Stock Exchange.

The subordinated notes require only the payment of interest, are unsecured, and mature in three years from the date of issue. Subject to approval by GAC shareholders at the Company's 1997 annual meeting, the notes would be convertible at any time into common stock of the Company at $3.00 per share. Conseco has the right to nominate two of the Company's six directors.

With its immediate liquidity and funding needs addressed, GAC management refocused its energies on its three principal better performing markets, Indiana, Ohio and Florida, and effectively withdrew from writing contracts in certain states in which it did business in 1996. In this regard, GAC began selling off its contracts receivable generated primarily in those states from which it withdrew. By mid-May, GAC expects to have divested itself of substantially all of the $54.9 million of contracts receivable held for sale at December 31, 1996. Since these contracts have been and are expected to be sold essentially for their carrying value, no material gain or loss has been or is expected to be recorded.

GAC has adopted a five-pronged business strategy to enhance its future prospects. The five elements are: [1] to rebuild its portfolio of contracts under strict underwriting guidelines subject to the availability of capital. These contracts will be primarily generated from within its three-state operating area through Company-owned dealerships and from third-party dealers; [2] to build revenues by selling additional used vehicles at its Company-owned dealerships; [3] to increase and diversify revenues generated from the sale of ancillary products; [4] to reduce its operating costs to reflect its reduced portfolio of contracts receivable, and [5] to discontinue maintenance of an auto repossession inventory for subsequent sale at its Company-owned dealerships and instead immediately wholesale those autos at auto auctions. Management believes this policy will accelerate the conversion of repossessions to cash and earning assets.

GAC intends to materially expand its operation of Company-owned dealerships as a way to increase revenues and profit, both from the sale of cars and from their financing. At year-end 1996, GAC had 14 Company-owned dealerships, and opened a 15th in March 1997. By year-end 1997, the Company expects to have 20 Company-owned dealerships in operation.

In addition, as a way to increase its collection efforts and decrease its collection costs, GAC plans to invest approximately $200,000 this year to install a predictive telephone dialing system to automate a portion of its outgoing telephone collection activities.

GAC management believes that a return to profitability in 1997 will depend largely on its ability to implement its business strategy outlined above, adhering to more stringent underwriting standards, providing quality service to third-party dealerships as well as to customers at its Company-owned dealerships, maintaining strict cost control measures and using technology to maximize operational efficiency.

Conclusion
With financing in place to meet its liquidity needs and growth plans for the remainder of 1997, and much improved collection and reporting procedures in place, management believes it will return the Company to profitability in the near future.




Captions:

We spent much of 1996 upgrading our management information systems and improving our credit collections. Further, we plan to invest approximately
$200,000 this year to install a predictive telephone dialing system to automate a portion of the outgoing telephone collection activities.

Daily reporting from the remote locations throughout the GAC network are now possible because of the extensive investment in telecommunication systems last year.

The Company's financial strength and future operational prospects were materially bolstered in April, 1997 when it obtained a $70 million revolving line of credit from its major lender and also sold $10 million of 12 percent subordinated notes to an affiliate of Conseco, Inc., a Fortune 500 insurance company that is listed on the New York Stock Exchange.

Management believes the issuance of the notes to an affiliate of Conseco and its new revolving credit agreement will provide the company with sufficient liquidity to execute its operational strategy for 1997.

We  took  steps  in  199  to  tighten  our  underwriting  standards.

The Company's new trade name under which it plans to operate its Company-owned dealerships.

The size of the used car business is roughly $300 billion annually. GAC believes it has a competitive advantage in this market because it can generate a profit on the cars it sells as well as a profit on the financing it provides. Few competitors can do both.

SELECTED  FINANCIAL  DATA


(In  thousands  except  per  share  amounts)


                            AS OF AND FOR YEARS ENDED DECEMBER 31
                            ---------------------------------------
                                                              1996    1995 (2)   1994 (2)     1993    1992
                            ---------------------------------------  ---------  ---------  -------  ------
Results of Operations:
     Total net revenues     $                               30,968   $ 25,639   $ 10,555   $ 3,989  $1,749
     Net income (loss) (1)                                  (9,081)     2,684      4,240     2,172     955
     Net (loss) per share                                    (1.51)
     Pro forma net income                                                 717      2,544
     Pro forma net income
     per share                                                            .13        .57
Financial Condition:
     Total debt                                             99,477     94,165     51,345    18,043   7,471
     Total assets                                          123,646    124,380     57,188    21,880   9,407


(1)     Prior to its initial public offering in April 1995, the Company was an S Corporation and therefore not subject to income taxes.  In conjunction with its initial public offering the Company terminated its S
Corporation  status  and  from  April  10,  1995  forward  was subject to federal and state income taxes.
Accordingly, the data presented for net (loss) for 1996 is not comparable to net income for 1995 and prior years.
(2)        Pro forma net income and pro forma net income per share assume a 40% combined income tax rate.
Pro  forma  net income per share represents pro forma net income divided by actual weighted average shares outstanding, increased by the number of shares whose proceeds were used to fund undistibuted S Corporation earnings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

     In late 1995, the Company experienced sharply higher charge-offs and delinquencies associated with its portfolio of Contracts Receivable. The higher charge-offs and delinquencies were due to a number of factors, including: (i) the rapid growth of the Company during 1995; (ii) the decision by some of the Company's branch managers to purchase Contracts which did not meet the Company's stringent credit criteria; (iii) the Company's delay in detecting non-compliance with its credit guidelines due largely to the ongoing computer system conversion and the resulting lack of reliable and timely delinquency and charge-off information available to management; and (iv) an industry-wide increase in delinquencies and charge-offs.

     On January 17, 1996, as a result of the higher charge-offs and delinquencies, the Company was notified by GE Capital, its primary lender, of an event of default under the terms of its loan and security agreement (the "Agreement") for the Company's revolving line of credit. On March 20, 1996, the Company and GE Capital signed a letter agreement (the "Forbearance Agreement") whereby GE Capital agreed to forbear from exercising its rights under the Agreement. The Forbearance Agreement, as amended, remained in effect until April 11, 1997, when it was superseded as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources".

     During 1996, the Company took a number of steps designed to reduce charge-offs and delinquencies and to expedite development of the Company's infrastructure, including: (i) hiring of a number of additional management personnel including a Vice President of Management Information Systems, a Director of Internal Audit and a Director of Human Resources, (ii) upgrading its management information systems capabilities to better enable the Company to monitor and control its portfolio of Contracts Receivable as well as its branch and Company Dealership operations, (iii) upgrading its internal credit underwriting controls and exception reporting, and (iv) forming a National Operations Support department to increase efficiency and quality by centralizing a number of functions previously handled at individual locations.
 These steps, as expected, significantly increased the Company's operating expenses in 1996 as compared to 1995.

     In 1996, despite the measures described above, the Company continued to experience higher than anticipated charge-offs, although delinquency was
reduced  to  significantly  lower  levels.    The  higher  than  anticipated
charge-offs in 1996 were due primarily to the continuing effects of Contracts acquired by the Company during 1995, as well as to continuing adverse charge-off trends in the industry.

     During December 1996, as a result of financial and liquidity problems experienced by the Company, the Company decided to close operations in certain geographic markets and to refocus the majority of its resources on three of its principal markets: Indiana, Ohio and Florida. The Company has a significant presence, has had good experience with credit quality and has long-standing relationships with Third-Party Dealers in each of these states. Management believes that operating on a more centralized basis, with fewer branch offices, will increase efficiency and reduce costs.

     The Company has sold or plans to sell substantially all of the Contracts in those markets where it has decided to close operations, and to transfer servicing of any retained Contracts to its remaining branch offices. In February 1997, the sale of substantially all of the Company's Illinois Contracts was completed. In April 1997, the sale of substantially all of the Contracts from the Michigan, Missouri, Virginia and Arizona branch offices was completed. No material gain or loss was recorded in connection with the sales.


RESULTS  OF  OPERATIONS
     The following table sets forth the percentage relationship of certain items to total net revenues for the periods indicated.



                                            For years ended December 31
                                            ----------------------------
Percentage of Total Net Revenues                                   1996    1995    1994
------------------------------------------  ----------------------------  ------  ------
Finance revenues:
     Interest and discount                                         87.1%   92.2%   90.9%
     Ancillary products                                             5.0     4.0     5.9
     Other                                                          1.7     2.2     3.2
                                            ----------------------------  ------  ------
          Total finance revenues                                   93.8    98.4   100.0

Net dealership revenues:
     Sale of purchased and trade vehicles                          26.0    12.0     ---
     Cost of sales                                                (21.6)  (11.3)    ---
     Other                                                          1.8     0.9     ---
                                            ----------------------------  ------  ------
          Total net dealership revenues                             6.2     1.6     ---
                                            ----------------------------  ------  ------

Total net revenues                                                100.0   100.0   100.0

Expenses:
     Interest                                                      29.3    24.9    26.3
     Salaries and employee benefits                                28.4    20.1    16.9
     Marketing                                                      5.0     2.0     1.7
     Provision for credit losses                                   37.2    26.9     1.0
     System conversion loss                                         ---     6.0     ---
     Other                                                         23.2    15.4    13.9
                                            ----------------------------  ------  ------
          Total expenses                                          123.1    95.3    59.8
                                            ----------------------------  ------  ------
Income (loss) before income taxes                                 (23.1)    4.7    40.2
Income tax (benefit) (1)                                            6.2    (5.8)    ---
                                            ----------------------------  ------  ------
Net income (loss)                                                (29.3)%   10.5%   40.2%
                                            ============================  ======  ======

(1)          The Company was an S Corporation until April 10, 1995, and as such, was not subject  to  income  taxes.


     The following table sets forth for the periods indicated, the percentage increase (decrease) of each statement of operations item over the prior year.


FOR YEARS ENDED DECEMBER 31
------------------------------------------

GROWTH RATES                                   1996      1995      1994
                                            --------  --------  --------
Finance revenues:
     Interest and discount                     14.2%    146.3%    151.1%
     Ancillary products                        50.4      64.7     349.1
     Other                                    (12.1)     70.5   1,167.4
                                            --------  --------  --------
          Total finance revenues               15.1     139.0     164.6

Net dealership revenues:
     Sale of purchased and trade vehicles     161.8   NM            ---
     Cost of sales                            130.6   NM            ---
     Other                                    147.2   NM            ---
                                            --------  --------  --------
          Total net dealership revenues       375.7   NM            ---
                                            --------  --------  --------

Total net revenues                             20.8     142.9     164.6

Expenses:
     Interest                                  42.3     129.5     170.8
     Salaries and employee benefits            70.6     188.9     323.5
     Marketing                                201.8     179.3     424.8
     Provision for credit losses               67.1   6,532.5   NM
     System conversion loss                 NM        NM            ---
     Other                                     81.6     170.6     337.8
                                            --------  --------  --------
          Total expenses                       56.0     287.1     247.5
                                            --------  --------  --------
Income (loss) before income taxes            (699.9)    (71.8)     95.2
Income tax (benefit) (1)                     (228.5)      ---       ---
                                            --------  --------  --------
Net income (loss)                           (438.3)%   (36.7)%     95.2%
                                            ========  ========  ========

(1) The Company was an S Corporation until April 10, 1995, and as such, was not subject to income taxes.
   NM  -  Not  Meaningful

YEAR  ENDED  DECEMBER  31,  1995,  COMPARED  TO  YEAR  ENDED DECEMBER 31, 1996

Total  Net  Revenues

     Total finance revenues increased from $25.2 million in 1995 to $29.0 million in 1996, an increase of $3.8 million, or 15.1%. The increase was due primarily to an increase in interest and discount revenue as a result of an increase in the volume of Contracts purchased from Third-Party Dealers as well as the volume of Contracts originated by Company Dealerships. Total finance revenues are expected to be lower in 1997 than in 1996 due to the Company's decision to close operations and to sell substantially all of its Contracts Receivable in certain geographic areas. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources".

     Interest and discount revenues were $23.6 million in 1995 compared to $27.0 million in 1996, an increase of $3.4 million, or 14.2%. The increase was primarily due to a higher average level of Contracts Receivable in 1996 than in 1995, partially offset by a lower average yield on Contracts accepted by the Company in 1996 compared to 1995. Average Contracts Receivable for 1995 was $100.1 million as compared to $123.5 million for 1996, an increase of 23.4%. The higher average level of Contracts Receivable in 1996 compared to 1995 was the result of Contracts Receivable growing rapidly during 1995 while remaining relatively level during 1996 due to funding constraints experienced by the Company.

The average yield on Contracts Receivable in 1995 was 23.4% compared to 21.8% in 1996. The decrease was due primarily to the Company's decision during 1995 to enter into agreements with its Third-Party Dealers to apply the difference, if any, between the Contract interest rate and the rate determined by the Company as necessary to produce a satisfactory return on the Contract, to a dealer participation reserve against which losses can be charged.

     Ancillary products revenues were $1.0 million in 1995, compared to $1.6 million in 1996, an increase of $520,000, or 50.4%. The increase was due primarily to increased sales of a warranty program and the introduction in 1996 of a Visa credit card which was marketed in conjunction with a motor club program on a stand-alone basis as well as in connection with the acquisition and origination of Contracts, partially offset by decreases in revenues from both the Gap product and credit life and disability insurance.

     Other revenue decreased from $561,000 in 1995 to $493,000 in 1996, a decrease of $68,000, or 12.1%. The decrease was primarily due to a reduction in training fees charged to Third-Party Dealers in 1996 compared to 1995, partially offset by the reversal in 1996 of a special reserve for losses on receivables from a Third-Party Dealer as a result of the reduction of amounts owed to the Company by that Third-Party Dealer. Effective December 31, 1995, the training fee was discontinued. Beginning January 1, 1996, a $35 per contract processing fee was instituted, which is deferred and amortized into income over the estimated average life of the Contracts. The previous training fee, charged for new dealers in a $2,500 lump sum or $100 per contract for the first 35 contracts, was recognized as income upon receipt.

     Sales of purchased and trade vehicles increased from $3.1 million in 1995 to $8.1 million in 1996, an increase of $5.0 million, or 161.8%. The increase was due to an increase in the number of purchased and trade vehicles sold as a result of an increase in the number of Company Dealerships from seven as of December 31, 1995 to 14 as of December 31, 1996.

     Cost of sales of purchased and trade vehicles increased from $2.9 million in 1995 to $6.7 million in 1996, an increase of $3.8 million, or 130.6%. The gross margin percentage (defined as the difference between sales and cost of sales, divided by sales) increased from 5.8% in 1995 to 17.0% in 1996, due to a number of factors, including the decision to actively market purchased and trade inventory at the Company Dealerships in 1996 and the increased number of purchased and trade vehicles available for sale at each Company Dealership.

     Other revenue generated by the Company Dealerships increased from $229,000 in 1995 to $567,000 in 1996, an increase of $338,000, or 147.2%.
This increase was due primarily to the introduction of the motor club program at the Company Dealerships during 1996.

     As a result of the foregoing, total net revenues increased from $25.6 million in 1995 to $31.0 million in 1996, an increase of $5.3 million, or 20.8%.


Expenses

     Interest expense increased from $6.4 million in 1995 to $9.1 million in 1996, an increase of $2.7 million or 42.3%. The increase was due to higher average borrowings in 1996 under the Company's revolving line of credit necessary to fund higher average Contracts Receivable, as well as higher average borrowings in 1996 under the bank line of credit necessary to fund higher average repossessions and purchased and trade inventory. Total average borrowings were $67.2 million in 1995, compared to $98.9 million in 1996, an increase of $31.7 million, or 47.2%. The Company's total average interest rate was 9.0% for both 1995 and 1996. Although the spread over one-month LIBOR rate on the Company's revolving line of credit increased from 3.00% as of December 31, 1995 to 3.75% as of December 31, 1996, the average one-month LIBOR rate decreased from 5.83% as of December 31, 1995 to 5.40% as of December 31, 1996. The interest rate on the bank line of credit was 8.25% (the bank's prime rate) from the date the loan was made through December 31, 1996.

     Salaries and employee benefits increased from $5.2 million in 1995 to $8.8 million in 1996, an increase of $3.6 million, or 70.6%. This increase was due to: (i) an increase in the number of employees associated with the Company Dealerships as a result of an increase in the number of Company
Dealerships in operation from seven as of December 31, 1995 to 14 as of December 31, 1996, and (ii) additional management personnel added during 1996 as part of the Company's stated objective of building infrastructure to support future growth, partially offset by a reduction in the number of branch offices operated by the Company from 13 as of December 31, 1995 to 10 as of December 31, 1996. The number of full time equivalent employees increased from 300 as of December 31, 1995 to 360 as of December 31, 1996.

     Marketing costs increased from $507,000 in 1995 to $1.5 million in 1996, an increase of $1.0 million, or 201.8%. The increase was due primarily to increased advertising associated with the higher number of Company Dealerships.

     The provision for credit losses increased from $6.9 million in 1995, to $11.5 million in 1996, an increase of $4.6 million, or 67.1%. The increase was due to (i) higher than anticipated net charge-offs in 1996 compared to 1995; (ii) an increase in amounts provided for Contracts originated by the Company Dealerships in 1996 compared to 1995, and (iii) amounts provided in 1996 related to the Company's fourth quarter initiative to dispose of approximately 30% of its repossession inventory through wholesale channels.

     The higher than anticipated net charge-offs were due to an industry-wide increase in delinquencies and charge-offs as well as to the lingering effects in 1996 of problems encountered by the Company in 1995 related to: (i) a difficult computer conversion; (ii) exceptions made by certain personnel to the Company's credit guidelines, and (iii) the Company's delay in detecting non-compliance with the guidelines as a result of the conversion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview" for further discussion.

     The portion of the provision for credit losses related to Contracts originated by the Company Dealerships was $856,000 in 1995 compared to $2.3 million in 1996. As there is no discount associated with the origination of Contracts by the Company Dealerships, in order to develop a reserve for possible future credit losses, a charge directly to earnings is required. The increase in 1996 compared to 1995 was due to an increase in the volume of Contracts originated by the Company Dealerships from $4.9 million in 1995 to $14.8 million in 1996.

     Until the third quarter of 1996, it had been the Company's policy to maximize recoveries from its repossessed vehicles by selling the majority of the vehicles at retail through the Company Dealerships. It became apparent in the third quarter of 1996 that the Company Dealerships would not be able to quickly dispose of the vehicles repossessed earlier in 1996. In order to more quickly realize the value of that inventory and use the funds to purchase new Contracts, an initiative was undertaken to dispose of approximately 30% of the vehicle inventory through wholesale channels before the end of 1996. While this method achieved a more rapid disposition of the inventory, it reduced proceeds from sale. A loss provision was recorded which reflected the reduced amount recovered from repossession inventory that was disposed of through wholesale channels. Commencing in early 1997, the Company decided to begin selling substantially all of the vehicles it repossesses in connection with delinquent Contracts at auctions.

     System conversion loss was $1.5 million in 1995 compared to nil in 1996. In 1995, the Company recorded this one-time loss in connection with its inability to reconcile loan balances per its Contracts Receivable subsidiary ledger to the accounting records. The Company has experienced no further problems with reconciling these balances since completion of the conversion in late 1995.

     Other expense increased from $3.9 million in 1995, to $7.2 million in 1996, an increase of $3.2 million, or 81.6%. This increase was due to a number of factors, including: (i) increased rent and depreciation expense associated with the new corporate headquarters building and the opening of seven new Company Dealerships during 1996; (ii) the increased monthly charges for the computer system used by the Company to track its Contracts Receivable, and (iii) increased telephone, supply and insurance expenses related to the Company's new headquarters facility and the new Company Dealerships.

     As a result of the foregoing factors, the Company's income (loss) before taxes decreased from $1.2 million in 1995 to $(7.2) million in 1996.


Income  Taxes

     Income tax (benefit) was $(1.5) million for 1995 compared to $1.9 million for 1996. In conjunction with the initial public offering of its shares, the Company terminated its S Corporation status, and as a result, became subject to federal and state corporate income taxation from April 10, 1995, forward. The 1995 tax benefit was the result of recording a $2.3 million deferred tax asset, consisting of differences in the timing of recognition of Contract Receivable losses and other temporary differences, offset by a $770,000 current tax provision. Included in the $2.3 million deferred tax asset recorded in 1995 is $1.3 million which represents the net deferred tax assets for the cumulative temporary differences between financial reporting and tax reporting as of April 10, 1995, the date the Company terminated its S Corporation election.

     The income tax expense of $1.9 million in 1996 was the result of recording a $2.4 million deferred tax asset and a $345,000 current tax benefit, the total of which was more than offset by a $4.7 million valuation allowance for net deferred tax assets. The $2.4 million deferred tax asset consisted primarily of the Company's net operating loss carry forward.

     The valuation allowance recorded for the deferred tax asset in 1996 was based on management's assessment of the realizability of the deferred tax asset. Based on that assessment, the Company decided to fully reserve for the deferred tax asset in 1996. In future periods, management will review the valuation allowance in light of the then current situation. To the extent the Company generates taxable income in such future periods, and the decision is made to reduce the valuation reserve, it would have the effect of reducing recorded tax expense.

     The 1996 income tax expense represents an effective tax rate of 26.7%, which differs from the statutory federal income tax rate of (34.0)%. The difference is due to a 65.0% effect of the change in the valuation allowance for net deferred tax assets, offset in part by a (4.3)% effect relating to state taxes and other items.




YEAR  ENDED  DECEMBER  31,  1994,  COMPARED  TO  YEAR  ENDED DECEMBER 31, 1995

Total  Net  Revenues

     Total net revenues increased from $10.6 million in 1994 to $25.6 million in 1995, an increase of $15.0 million, or 142.9%. The increase was due primarily to an increase in interest and discount revenues resulting from an increase in the volume of Contracts purchased from Third-Party Dealers as well as the volume of Contracts originated by Company Dealerships, partially offset by lower average yields on the Contracts accepted by the Company. The higher volume of Contracts accepted by the Company was due to entry by the Company into new geographic markets, as well as increasing its presence in existing markets. As of December 31, 1995, the Company had Contracts Receivable of $129.9 million, a 109.0% increase over Contracts Receivable of $62.1 million as of December 31, 1994.

     The average yield on Contracts Receivable in 1994 was 24.5% compared to 23.4% for 1995. The decrease was due primarily to the Company's decision to enter into agreements with its Third-Party Dealers to apply the difference, if any, between the Contract interest rate and the rate determined by the Company as necessary to produce a satisfactory return on the Contract, to a dealer participation reserve against which losses can be charged.

     Ancillary products revenues were $627,000 in 1994, compared to $1.0 million in 1995, an increase of $406,000, or 64.7%. The increase was due primarily to the wide acceptance by Third-Party Dealers of a warranty program introduced late in 1994.

     Other revenues increased from $329,000 in 1994 to $561,000 in 1995, an increase of $232,000, or 70.5%. The increase was due primarily to an increase in the training fees charged to Dealers during 1995.

     Sales of purchased and trade vehicles was $3.1 million in 1995 and nil for 1994, as the Company Dealerships sold only vehicles which had been repossessed in connection with delinquent Contracts in 1994. Cost of sales of purchased and trade vehicles was $2.9 million in 1995 and nil for 1994 as the Company Dealerships did not sell purchased and trade vehicles until 1995. The gross margin percentage (defined as the difference between sales and cost of sales, divided by sales) was 5.8% in 1995. Other revenue generated by the Company Dealerships was $229,000 in 1995, which consisted primarily of sales of a warranty program introduced at the Company Dealerships in 1995.


Expenses

     Interest expense increased from $2.8 million in 1994 to $6.4 million in 1995, an increase of $3.6 million, or 129.5%. The increase was due to higher average borrowings in 1995 under the Company's revolving line of credit to fund the higher volume of Contracts purchased. The average borrowings under the line were $34.8 million in 1994, compared to $67.2 million in 1995. Also contributing to the increase in interest expense was the higher interest rate environment in 1995, partially offset by a reduction on July 1, 1994, in the margin over 30 day average LIBOR paid by the Company from 5.0% to 3.0%. The Company's average borrowing cost was 8.0% in 1994, compared to 9.0% in 1995.

     Salaries and employee benefits increased from $1.8 million in 1994 to $5.2 million in 1995, an increase of $3.4 million, or 188.9%. This increase was primarily due to an increase in full time equivalent employees from 119 as of December 31, 1994, to 300 as of December 31, 1995. The increase in employees was primarily attributable to the development and staffing of the Company's network of branch offices and Company Dealerships.

     Marketing costs increased from $182,000 in 1994 to $507,000 in 1995, representing 1.7% of total revenue in 1994 compared to 2.0% in 1995, as the Company sought to establish itself in its new markets. The increase was due primarily to increased advertising for the Company Dealerships and to a lesser extent, to an increase in the number of salespeople employed by the Company from 18 as of December 31, 1994, to 20 as of December 31, 1995.

     The provision for credit losses increased from $104,000 in 1994, to $6.9 million in 1995, an increase of $6.8 million. In 1994, the provision for credit losses consisted entirely of amounts provided for Contracts originated at the Company Dealerships. As there is no discount associated with these contracts, in order to develop a reserve for possible future credit losses, a charge directly to earnings was required. In 1995, however, $6.0 million of the provision was to restore the allowance and discount available for credit losses on Contracts acquired from third Party Dealers to a level deemed appropriate by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview."

     The one-time system conversion loss of $1.5 million in 1995 arose in connection with the systems conversion described in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview." Upon completion of the conversion late in the fourth quarter of 1995, the Company was unable to reconcile the loan balance per the Contracts Receivable computer system to its accounting records, and, accordingly, recorded an adjustment to reduce the balance of Contracts Receivable by $1.5 million to bring it into agreement with the Contracts Receivable subsidiary ledger.
Since completion of the conversion, the Company has reconciled Contracts Receivable monthly.

     Other expense increased from $1.5 million in 1994, to $4.0 million in 1995, an increase of $2.5 million, or 170.6%. The increase was due to a number of factors, including: (i) increased repossession costs associated with the Company's higher Contracts Receivable in 1995 compared to 1994, and with the higher incidence of repossessions in 1995 as compared to prior years, as previously discussed; (ii) increased costs to obtain credit bureau reports on applicants associated with the Company's higher volume of Contracts purchased in 1995; (iii) increased rent and depreciation expense due to opening and equipping eight branch offices and five Company Dealerships in 1995 and (iv) monthly usage charges incurred in 1995 for the new computer system used by the Company to track its Contracts Receivable.

     As a result of the foregoing factors, pre-tax net income in 1995 was $1.2 million, a decrease of $3.0 million, or 71.8%, from $4.2 million in 1994.


Income  Taxes

     Income tax expense was nil in 1994, because, since its inception, the Company had been an S Corporation. In conjunction with the initial public offering of its shares, the Company terminated its S Corporation status, and as a result, became subject to federal and state corporate income taxation from April 10, 1995, forward. For the year ended December 31, 1995, an income tax benefit of $1.5 million was recorded. This tax benefit was the result of recording a $2.3 million deferred tax asset, consisting of differences in the timing of recognition of Contract Receivable losses and other temporary differences, offset by a $770,000 current tax provision. Included in the $2.3 million deferred tax asset recorded in 1995 is $1.3 million which represents the net deferred tax assets for the cumulative temporary differences between financial reporting and tax reporting as of April 10, 1995, the date the Company terminated its S Corporation election.


CREDIT  LOSSES  AND  DELINQUENCIES

     Information on the Company's charge-off rate, total available for credit losses and delinquency ratio is presented below.


                                                          1996    1995    1994
                                                         ------  ------  ------
Net charge-offs to monthly average
     Contracts Receivable                                24.73%  14.19%   8.58%
Delinquency ratio (1)                                     1.82%   3.60%   1.03%
Allocated portion of total available for credit losses
     as a percentage of Contracts Receivable (2):
          Held for sale                                   7.69%    ---     ---
          Held for investment                            13.25%  16.46%  14.20%

(1) Contracts Receivable, gross relating to Contracts which were contractually past due 60 days or more, as a percentage of total Contracts Receivable, gross as of the end of the period indicated.

(2) Total available for credit losses is defined as the sum of allowance and discount available for credit losses and dealer participation reserves.



     The increase in the Company's net charge-off rate from 14.19% in 1995 to 24.73% in 1996 is attributable to an industry-wide increase in delinquencies and charge-offs as well as to the lingering effects in 1996 of problems encountered by the Company in 1995 related to: (i) a difficult computer conversion; (ii) exceptions made by certain personnel to the Company's credit guidelines, and (iii) the Company's delay in detecting non-compliance with the guidelines as a result of the conversion. In addition, the Company experienced an expected increase in charge-offs associated with its decision to dispose of approximately 30% of its repossession inventory through wholesale channels during the fourth quarter of 1996.

     The delinquency ratio was 3.60% as of year end 1995, compared to 1.82% as of year end 1996. The ratio was particularly high at year end 1995 due to difficulties experienced in properly collecting accounts as a result of the computer conversion completed in the fourth quarter of 1995.

     The allocated portion of total available for credit losses as a percentage of Contracts Receivable held for sale was 7.69% as of year end 1996. In connection with the planned sale of a portion of the Company's portfolio of Contracts in 1997, the total available for credit losses has been allocated to Contracts Receivable held for sale based on completed sales and bids received. It is reasonably possible that a material change to this estimate could occur in the near term due to changes in the economy and other conditions beyond the Company's control that influence the amount realized on the anticipated sales. See "Management's Discussion and Analysis - Liquidity and Capital Resources".

     The allocated portion of total available for credit losses as a percentage of Contracts Receivable held for investment declined from 16.46% as of year end 1995 to 13.22% as of year end 1996. The 1996 allowance level, which reflects management's estimates of inherent credit losses, is based on historical loss experience, current economic conditions, operating policies and practices and other appropriate considerations. The decline in the allowance level in 1996 compared to 1995 is based on a number of factors taken into consideration by management, including: (i) the increase in the median number of months which Contracts have been on the books from 8.9 as of year end 1995 to 14.3 as of year end 1996; (ii) the reduction in the delinquency rate during 1996 from higher levels at year end 1995, and (iii) the completed and planned sales of portions of the Company's portfolio of Contracts primarily in outlying areas not considered to be the Company's core operations. The Company has historically experienced significantly higher delinquency and charge-off rates at certain of these branch offices.

LIQUIDITY  AND  CAPITAL  RESOURCES

     The Company's principal need for capital is to fund Contract acquisitions from Third-Party Dealers. Cash used for this purpose decreased from $95.3 million in 1995 to $76.7 million in 1996. The primary reason for the decrease was the Company's inability to obtain access to additional lines of credit. In 1996, the Company funded its Contract purchases with borrowings under a revolving line of credit (the "Line") with General Electric Capital Corporation ("GE Capital"), cash payments received from obligors and cash generated from operations. The Line permitted the Company to borrow up to the lesser of $100.0 million or 84% of the principal balance of Contracts Receivable, subject to certain limitations. Borrowings under the Line were $94.2 million as of year end 1995 and $94.0 million as of year end 1996. As discussed below, the terms of the Line in effect as of year end 1996 were amended and restated on April 11, 1997.

     The Company's secondary need for capital is to fund Repossession Inventory and Purchased and Trade Inventory (together, "Inventory"). As of year end 1995, Inventory was $6.0 million compared to $10.1 million as of year end 1996. During 1996, the Company obtained a $4.5 million bank line of credit. In 1996, the Company funded Inventory with borrowings under the bank line of credit, cash generated by the sale of Inventory which was not financed by the Company and cash generated from operations.

     During the fourth quarter of 1996, as a result of higher than anticipated charge-offs, the Company began to experience tightening liquidity. Charge-offs have the effect of reducing Contracts Receivable, and therefore reducing permitted borrowings under the Line, without generating cash to repay borrowings under the Line. As a result of tightening liquidity and the Company's unprofitable operating results in the third and fourth quarter of 1996, GE Capital, the Company's primary lender, began to exert pressure on the Company to reduce borrowings under the line. As a result of such concerns, the Company took a number of actions during the fourth quarter of 1996 and through April 1997 to deal with this situation as outlined below.

     The Company reduced the volume of Contracts acquired from Third-Party Dealers. This reduction limited the need for cash to make advances to Third-Party Dealers and was accomplished by a further tightening of the Company's credit guidelines.

     The  Company  sold  Contracts  Receivable in a manner consistent with its
business  strategy  of  exiting  certain  markets.   Substantially all of the
Company's Contracts Receivable in Missouri, Michigan, Virginia, Illinois and Arizona have been sold. Of the $54.9 million in Contracts Receivable classified as of year end 1996 as held for sale, 75.0% have been sold to date.
 On December 2, 1996, the Company sold Contracts Receivable for 100.0% of contract balance of $2.6 million. On January 7, 1997, the Company sold Contracts Receivable for 102.0% of contract balance of $1.6 million. On February 19, 1997, the Company sold Contracts Receivable for 90.8% of contract balance of $14.5 million. On April 8, 1997, the Company sold Contracts Receivable for 92.7% of contract balance of $24.7 million. No material gain or loss was recorded in connection with these sales. Proceeds from the sales were used to reduce borrowings under the Line. Because the sale proceeds were in excess of the amounts borrowed against these Contracts under the Line, additional liquidity was created for the Company. The Company is exploring alternatives with several prospective buyers regarding the 25.0% of Contracts Receivable classified as held for sale as of year end 1996 which to date have not been sold.

     The Company borrowed money from certain principal stockholders and their relatives in the form of unsecured demand notes bearing interest at 12.00%. As of year end 1996, $1.0 million was outstanding under these notes. An additional $2.3 million was subsequently borrowed, bringing the total to $3.3 million to date. Proceeds were used by the Company to repay borrowings under the Line and to fund the acquisition of purchased and trade inventory.

     On April 11, 1997, the Company issued $10.0 million of 12.00% convertible subordinated notes to an affiliate of Conseco, Inc. ("Conseco") in exchange for cash. On the same date, the Company also issued $3.3 million of such notes to certain principal stockholders of the Company and their relatives in exchange for a like amount of 12.00% unsecured demand notes held by them. The two issues of notes have identical terms. The notes require payments of interest only at 12.00%, mature on the third anniversary of issuance, and are unsecured. The conversion feature is subject to approval by shareholders at the Company's 1997 annual meeting. Subject to such approval, the notes are convertible at any time while they are outstanding into common stock of the Company at a conversion price of $3.00 per share. In conjunction with the issuance of the convertible subordinated debt, the Company, Conseco and certain of the Company's principal stockholders entered into an agreement whereby the principal stockholders will vote in favor of the election of two of Conseco's director nominees and Conseco will vote all of its voting shares in favor of the election of one of the principal shareholders' Director nominees. In addition, in the event that Conseco makes a tender offer to all of the Company's shareholders, the principal shareholders shall, under certain circumstances including the acceptance of 25% of the issued and outstanding shares of Common Stock not held by the principal shareholders and a minimum tender offer price, tender a quantity of shares of common stock so that the principal shareholders' ownership will be less than 20% of the issued and outstanding shares of common stock, including shares to be issued under the convertible subordinated notes, of the Company upon the completion of the tender offer. Conseco also shall appoint one person to act in an operations capacity for the Company. Cash proceeds from issuance of the notes of $10 million were used to repay borrowings under the Line.

     Finally, the Company's decision at the end of the third quarter of 1996 to dispose of a significant portion of its repossession inventory through wholesale channels provided cash during the fourth quarter of 1996 and in 1997 to help provide additional liquidity.

     As a result of the reduction in the volume of contracts acquired from Third-Party Dealers, the sale of a portion of the Company's portfolio of Contracts Receivable, the $3.3 million borrowed from certain principal stockholders, the issuance of the $10.0 million convertible subordinated debt and the wholesaling of repossession inventory, all as described above, borrowings under the Line were reduced from $94.0 million as of year end 1996 to approximately $43.0 million as of April 14, 1997.

     Also on April 11, 1997, the Company entered into an Amended and Restated Motor Vehicle Installment Contract Loan and Security Agreement ("Restated Agreement") with GE Capital. Under the terms of the Restated Agreement, the Company is permitted to borrow up to the lesser of $70.0 million or 78% of Contracts Receivable (the "New Line"), subject to certain limitations. The Restated Agreement includes a number of financial and operating covenants including a prohibition on the payment of dividends and the requirement that any new branch offices to be opened by the Company be approved in advance by GE Capital. The interest rate on the New Line is one-month LIBOR plus 4.50%. A $350,000 line fee was paid to GE Capital in connection with the New Line. The Restated Agreement waived all defaults which had existed under the previous agreement between the Company and GE Capital.

     Maximum permitted borrowings under the New Line of $70.0 million are in excess of actual borrowings as of April 14, 1997 of approximately $43.0 million. The Company believes that the difference of approximately $27.0 million gives the Company adequate available lines of credit to implement its business strategy through the end of 1997. Furthermore, the Company believes that it has sufficient liquidity to acquire Contracts and purchased and trade automobile inventory, as well as to meet its daily operating requirements both at present and through the end of 1997. Under the New Line, and based on its portfolio of Contracts Receivable, the Company has approximately $9.5 million of borrowing availability as of April 14, 1997.

     The bank line of credit permits the Company to borrow up to the lesser of $4.5 million or 50% of the value, as defined, of eligible Inventory, and has an interest rate equal to the bank's prime rate. Borrowings under the bank line of credit, whose term expires April 30, 1997, were $4.5 million as of year end 1996.


The Company has begun exploring alternatives for replacing the $4.5 million bank line of credit whose term expires April 30, 1997. No assurances can be given that the Company will be successful in this effort. If the bank line of credit is not renewed by the lender, and assuming no other arrangements have been put in place, borrowings under the bank line of credit could be repaid from borrowing availability under the New Line described above. The Company's strategy is to acquire and originate Contracts consistent with maximum permitted indebtedness under the New Line. The Company is evaluating various alternative funding strategies including additional lines of credit and securitization which would permit additional growth in the Company's portfolio of Contracts Receivable. However, no assurance can be given that the Company will be successful in this effort.

     The Company expects approximately $500,000 of capital spending in 1997 which consists of (i) a predictive dialing computer system to increase collection efficiency, (ii) new signs for the Company Dealerships and (iii) other equipment needs associated with the Company's plans to expand its network of Company Dealerships.




IMPACT  OF  INFLATION

     Increases in the inflation rate generally result in increased interest rates and increases in the Company's operating expenses. As the Company borrows funds at a variable rate and generally purchases Contracts bearing interest at the maximum rates permitted by law, increased interest rates will increase the borrowing costs of the Company, and such increased borrowing costs may not be offset by increases in the rates with respect to Contracts purchased in most states in which the Company operates.

     During 1996, the Company entered into an interest rate protection agreement ("Cap") which limits the Company's exposure to increases in the LIBOR rate. The Cap is for a notional principal amount of $50.0 million and effectively limits the interest rate on $50.0 million of the Company's revolving line of credit to a maximum of 11.25% as of December 31, 1996.



FORWARD  LOOKING  INFORMATION

     This report includes a number of forward-looking statements which reflect the Company's current views with respect to future events and financial
performance.    Such  forward-looking  statements  include  statements  about borrowings under the Restated Agreement, the Company's ability to purchase Contracts in the future, the Company's financial ability to maintain or replace its financing sources, the Company's continued expansion of Company Dealerships and other factors indicated by the words "believes", "plans", "expects" or similar expressions. These forward-looking statements are subject to certain risks and uncertainties, including risks and uncertainties outside the Company's control, that could cause actual results to differ materially from historical or anticipated results. Some of these risks include, but are not limited to, general economic conditions, the Company's ability to maintain its underwriting policies and guidelines and the Company's ability to open additional Company Dealerships and to operate them on a profitable basis.


                                 General Acceptance Corporation

                                         Balance Sheets




                                                                    DECEMBER 31
                                                                    -------------
                                                                            1996           1995
                                                                    -------------  -------------
ASSETS
Contracts receivable (Notes 2, 4 and 10):
     Held for investment                                            $ 62,263,129   $129,867,380
     Held for sale                                                    54,868,173            ---
                                                                    -------------  -------------
                                                                     117,131,302    129,867,380
Allowance and discount available for credit losses
                                                                     (10,611,268)   (19,512,815)
                                                                    -------------  -------------
Contracts receivable, net                                            106,520,034    110,354,565

Cash and cash equivalents                                              1,683,429        557,206
Repossessions (Note 4)                                                 7,534,045      5,223,623
Purchased and trade automobile inventory (Note 4)                      2,518,069        811,820
Property and equipment, net (Notes 3 and 4)                            2,539,135      1,672,475
Other assets                                                           2,282,654      1,200,137
Taxes receivable                                                         568,908      2,300,475
Deferred tax asset (Note 6)                                                  ---      2,260,000
                                                                    -------------  -------------
Total assets                                                        $123,646,274   $124,380,301
                                                                    =============  =============

LIABILITIES
Debt (Notes 4, 8 and 10):
     Revolving line of credit                                       $ 93,977,001   $ 94,165,243
     Bank line of credit                                               4,500,000            ---
     Note payable to related party                                     1,000,000            ---
                                                                    -------------  -------------
Total debt                                                            99,477,001     94,165,243
Accounts payable and accrued expenses                                  4,650,695      1,605,484
Dealer participation reserves available for credit losses (Note 2)     1,855,223      1,865,681
                                                                    -------------  -------------
Total liabilities                                                    105,982,919     97,636,408

STOCKHOLDERS' EQUITY (NOTE 5)
Preferred stock; no par value; authorized
     shares - 5,000,000; no shares issued                                    ---            ---
     or outstanding
Common stock; no par value;
     authorized shares - 25,000,000;
     issued and outstanding shares -                                  29,792,573     29,792,573
     6,022,000
Retained earnings (deficit) (Note 4)                                 (12,129,218)    (3,048,680)
                                                                    -------------  -------------
Total stockholders' equity                                            17,663,355     26,743,893
                                                                    -------------  -------------
Total liabilities and stockholders' equity                          $123,646,274   $124,380,301
                                                                    =============  =============


See  accompanying  notes.


                              General Acceptance Corporation

                                 Statements of Operations



                                      YEARS ENDED DECEMBER 31
                                      -------------------------
                                                          1996          1995          1994
                                      -------------------------  ------------  -----------
Finance revenues:
     Interest and discount            $             26,986,564   $23,637,854   $ 9,598,816
     Ancillary products                              1,553,152     1,033,017       627,343
     Other                                             493,386       561,121       329,054
                                      -------------------------  ------------  -----------
Total finance revenues                              29,033,102    25,231,992    10,555,213

Net dealership revenues:
     Sale of purchased and trade
     vehicles                                        8,054,515     3,077,035           ---
     Cost of sales                                  (6,686,692)   (2,899,703)          ---
     Other                                             567,361       229,471           ---
                                      -------------------------  ------------  -----------
Total net dealership revenues                        1,935,184       406,803           ---
                                      -------------------------  ------------  -----------

Total net revenues                                  30,968,286    25,638,795    10,555,213

Expenses:
     Interest                                        9,083,824     6,381,909     2,780,975
     Salaries and employee benefits                  8,804,958     5,160,223     1,785,973
     Marketing                                       1,529,646       506,875       181,511
     Provision for credit losses                    11,525,252     6,897,843       104,000
     System conversion loss                                ---     1,539,219           ---
     Other                                           7,190,144     3,958,298     1,462,642
                                      -------------------------  ------------  -----------
Total expenses                                      38,133,824    24,444,367     6,315,101
                                      -------------------------  ------------  -----------
Income (loss) before income tax                     (7,165,538)    1,194,428     4,240,112
Income tax (benefit) (Note 6)                        1,915,000    (1,490,000)          ---
                                      -------------------------  ------------  -----------
Net income (loss)                     $             (9,080,538)  $ 2,684,428   $ 4,240,112
                                      =========================  ============  ===========


                                      UNAUDITED
                                      -------------------------
                                      HISTORICAL                 PRO FORMA     PRO FORMA
                                      -------------------------  ------------  -----------
Income (loss) before income tax       $             (7,165,538)  $ 1,194,428   $ 4,240,112
Income tax                                           1,915,000       477,771     1,696,045
                                      -------------------------  ------------  -----------
Net income (loss)                     $             (9,080,538)  $   716,657   $ 2,544,067
                                      =========================  ============  ===========

Net income (loss) per share           $                  (1.51)  $       .13   $       .57
                                      =========================  ============  ===========

Weighted average shares outstanding                  6,022,000     5,638,966     4,461,961
                                      =========================  ============  ===========


See  accompanying  notes.


                                     General Acceptance Corporation

                             Statements of Changes in Stockholders' Equity


                                                                            RETAINED EARNINGS (DEFICIT)
                                                                            ----------------------------
                                                COMMON SHARES  COMMON
                                                -------------
                                                               STOCK
                                                               -----------


Balance, January 1, 1994                            4,064,000  $     2,000  $                 1,806,446
S Corporation distributions                               ---          ---                   (2,320,000)
Net income                                                ---          ---                    4,240,112
                                                -------------  -----------  ----------------------------
Balance, December 31, 1994                          4,064,000        2,000                    3,726,558

S Corporation distributions                               ---          ---                   (9,459,666)
Issuance of common stock                            1,955,000   29,739,573                          ---
Value of stock issued as director compensation          3,000       51,000                          ---
Net income                                                ---          ---                    2,684,428
                                                -------------  -----------  ----------------------------
Balance, December 31, 1995                          6,022,000   29,792,573                   (3,048,680)

Net loss                                                  ---          ---                   (9,080,538)
                                                -------------  -----------  ----------------------------

Balance, December 31, 1996                          6,022,000  $29,792,573  $               (12,129,218)
                                                =============  ===========  ============================


See  accompanying  notes.


                                               General Acceptance Corporation

                                                  Statements of Cash Flows


                                                                                    YEARS ENDED DECEMBER 31
                                                                                    -------------------------
                                                                                                        1996           1995
                                                                                    -------------------------  -------------
OPERATING ACTIVITIES
Net income (loss)                                                                   $             (9,080,538)  $  2,684,428
Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation of property and                                                                    664,436        332,396
     equipment
     Amortization of deferred discount                                                               190,439       (560,099)
     and acquisition costs
     Provision for credit losses                                                                  11,525,252      6,897,843
     Deferred taxes                                                                                2,260,000     (2,260,000)
     Changes in operating assets and
     liabilities:
          Increase in other assets and
          taxes receivable                                                                           649,050     (2,833,792)
          Increase in accounts payable                                                             3,045,211        198,110
          and accrued expenses
Net cash provided by operating activities                                                          9,253,850      4,458,886

INVESTING ACTIVITIES
Cost of acquiring or originating contracts receivable                                            (76,652,991)   (95,321,449)
Principal collected on contracts receivable
                                                                                                  64,744,702     29,421,227
Notes receivable from affiliates                                                                         ---            ---
Purchases of property and equipment                                                               (1,531,096)    (1,406,288)
Net cash used in investing activities                                                            (13,439,385)   (67,306,510)


FINANCING ACTIVITIES
Borrowing on revolving line of credit                                                            100,000,711    121,935,938
Repayments of revolving line of credit                                                          (100,188,953)   (76,158,202)
Borrowing on bank line of credit                                                                   4,500,000            ---
Borrowings on notes payable to related parties                                                     1,500,000            ---
Repayment of notes payable to related parties                                                       (500,000)    (2,956,998)
Proceeds from issuance of Common Stock                                                                   ---     29,739,573
Dividends paid                                                                                           ---     (9,459,666)
Net cash provided by financing activities                                                          5,311,758
                                                                                                                 63,100,645
                                                                                                               -------------

Net increase in cash and cash equivalents                                                          1,126,223        253,021
Cash and cash equivalents at beginning of year                                                       557,206        304,185
Cash and cash equivalents at end of year
                                                                                    $              1,683,429   $    557,206
                                                                                    -------------------------  -------------





                                                                                            1994
                                                                                    -------------
OPERATING ACTIVITIES
Net income (loss)                                                                   $  4,240,112
Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation of property and                                                        125,070
     equipment
     Amortization of deferred discount                                                  (629,136)
     and acquisition costs
     Provision for credit losses                                                         104,000
     Deferred taxes                                                                          ---
     Changes in operating assets and
     liabilities:
          Increase in other assets and
          taxes receivable                                                              (714,888)
          Increase in accounts payable                                                 1,302,284
          and accrued expenses
Net cash provided by operating activities                                              4,427,442

INVESTING ACTIVITIES
Cost of acquiring or originating contracts receivable                                (50,347,393)
Principal collected on contracts receivable
                                                                                      15,447,119
Notes receivable from affiliates                                                         300,000
Purchases of property and equipment                                                     (548,331)
Net cash used in investing activities                                                (35,148,605)


FINANCING ACTIVITIES
Borrowing on revolving line of credit                                                 56,649,676
Repayments of revolving line of credit                                               (24,418,304)
Borrowing on bank line of credit                                                             ---
Borrowings on notes payable to related parties                                         1,131,161
Repayment of notes payable to related parties                                            (27,000)
Proceeds from issuance of Common Stock                                                       ---
Dividends paid                                                                        (2,320,000)
Net cash provided by financing activities
                                                                                      31,015,533
                                                                                    -------------

Net increase in cash and cash equivalents                                                294,370
Cash and cash equivalents at beginning of year                                             9,815
Cash and cash equivalents at end of year
                                                                                    $    304,185
                                                                                    -------------


See  accompanying  notes.

                        General Acceptance Corporation
                        Notes to Financial Statements
                              December 31, 1996


1.    SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

ORGANIZATION  AND  BUSINESS

     General Acceptance Corporation ("Company"), was incorporated in 1988, under laws of the State of Indiana. Until April 10, 1995, it operated as a closely held corporation subject to taxation under Subchapter S of the Internal Revenue Code of 1986, as amended ("S Corporation"). The Company is principally engaged in servicing high credit risk installment sales contracts (primarily collateralized by used automobiles) purchased from automobile dealers and originated by the Company in connection with the sale of
automobiles.    During  1994,  the  Company  commenced  operating  automobile dealerships for the purpose of selling automobiles repossessed from customers and, in 1995, began also selling automobiles acquired at auctions.

     In 1995, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission for an offering of 1,955,000 shares of Common Stock. This offering represented approximately 32% ownership of the Company. Net proceeds of the offering of $29,739,573 were used for the distribution of S Corporation earnings to existing stockholders (including amounts to repay indebtedness incurred for this purpose), repayment of notes payable to related parties and repayment of a portion of the revolving line of credit.


REVENUE  RECOGNITION

     Interest income from contracts receivable is recognized using the interest method. A portion of the discount arising from purchases of contracts receivable is intended to absorb anticipated credit losses (see discussion below). The remainder (deferred discount), if any, is accreted to income using a method approximating the interest method over 24 months, which is estimated by management to be the average life of the related contracts based upon prepayment and early termination experience. Late charges are recognized as income when received.

     Accrual of interest income continues until contracts are collected in full, become 90 days contractually delinquent, or are charged off (as discussed below) consistent with practices generally applied by consumer finance companies.

     The Company defers certain costs associated with the origination or acquisition of contracts receivable. Deferred origination/acquisition costs are amortized to interest and discount income using a method approximating the interest method over 24 months which is estimated by management to be the average life of the related receivables based upon prepayment and early termination experience.

     Insurance commissions from the sale of credit life and credit disability insurance are recognized as revenue using the interest method over 24 months, the estimated average life of the related contracts receivable as discussed above.

     Revenue from the sale of purchased and trade vehicles is recognized upon delivery and signing of sales contracts.

1.    SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)



CREDIT  LOSSES

     The Company purchases contracts receivable from dealers at a significant discount pursuant to a financing program that bases the discount on, among other things, the credit risk of the borrower and the amount to be financed in relation to the automobile's wholesale value. To a significantly lesser extent, the Company originates contracts receivable, primarily as a result of sales from its sales lots. For contracts purchased, any discount anticipated as necessary to absorb credit losses is allocated to discount available for credit losses, against which future credit losses will be charged. The remaining portion of the discount, if any, is deferred and accreted to income
as  discussed  above.    Also,  for  contracts  purchased,  an  allowance  is
established by charging a provision for credit losses against earnings to the extent discount thereon and dealer participation reserves are not adequate to absorb anticipated losses. For contracts receivable that the Company originates, an allowance for credit losses is established by charging a provision for credit losses against earnings. The dealer participation reserves (see discussion below) are also available to absorb credit losses for certain contracts. The combined allowance, discount and dealer participation reserves available for credit losses are maintained at an amount considered by management adequate to absorb estimated credited losses inherent in the contracts receivables portfolio. Management's estimate of inherent credit losses is based on historical loss experience, current economic conditions, operating policies and practices and other appropriate considerations.

     It is the Company's policy to initially charge credit losses on purchased contracts receivable and related repossessions against the dealer participation reserves, to the extent available, then against discount available for credit losses and then against the allowance for credit losses. Credit losses on originated contracts receivable are charged to the allowance
for  credit  losses.    For  contracts  collateralized  by  automobiles,  the
automobile is generally repossessed prior to the contract becoming 90 days contractually delinquent. At the time of repossession, the automobile is recorded as an asset at estimated wholesale market value and any contract amount in excess of wholesale market value is charged off. The initial charge off is then adjusted for actual loss based on sales proceeds, net of the costs incurred in taking, storing, and disposing of the automobile. Any subsequent recovery of amounts charged off is restored to the discount available for credit losses or allowance for credit losses, as applicable. It is the Company's policy to charge off contracts no later than the last day of the month in which they become 120 days contractually past due. Exceptions are made to the 120-day charge-off policy when, in the opinion of management, such treatment is warranted.


CONTRACTS  RECEIVABLE  HELD  FOR  SALE

     Contracts receivable are classified on the balance sheets in accordance with the Company's intention to sell certain contracts receivable in 1997, and to hold others for investment. Contracts held for sale net of related allowance and discount available for credit losses are carried at the lower of cost or fair value.


PURCHASED  AND  TRADE  AUTOMOBILE  INVENTORY

     Purchased and trade automobile inventory is recorded at the lower of cost
or  market  value.    The  cost of sales of purchased and trade automobiles is
determined  by  the  specific  identification  method.

1.    SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)



PROPERTY  AND  EQUIPMENT

     Property and equipment is recorded at cost, net of depreciation. Depreciation expense is computed using the straight-line method over each asset's estimated useful life, generally three to seven years.


DEALER  PARTICIPATION  RESERVES  AVAILABLE  FOR  CREDIT  LOSSES

     As part of the Company's financing of contracts receivable, commencing in mid-1995, agreements were entered into with dealers whereby dealer participation reserves were established to protect the Company from potential losses associated with such contracts. Pursuant to the agreements, a liability is recorded for the difference, if any, between the contract interest rate and the rate determined by the Company as necessary to produce a satisfactory return on the Contract. Losses incurred by the Company are charged first against the dealer participation reserves, to the extent available, for the applicable dealer. Unused dealer participation reserves, as defined in the agreement, are remitted to the respective dealers. Prior to 1995, the Company had agreements to establish holdbacks from dealers. Like dealer participation reserves, these dealer holdbacks are available to charge losses against, and if unused, are refundable to dealers.


CASH  EQUIVALENTS

     The Company considers all short-term investments with a maturity at date of purchase of three months or less to be cash equivalents.


INTEREST  RATE  PROTECTION  AGREEMENTS

     The Company has entered into an interest rate cap agreement to limit its exposure to rising interest rates on its revolving line of credit. The strike price exceeded the current market level at the time it was entered into and its net cost is included in interest expense ratably during the life of the agreement. Payments to be received as a result of the cap agreement are accrued as a decrease to interest expense. The total of fees and interest differential received as a result of entering into this agreement was not significant.

     The fair value of interest rate protection agreements is not recognized in the balance sheet.


SHARE  AND  PER  SHARE  INFORMATION

     On July 1, 1994, the Company increased its authorized shares of Common Stock to 25 million, authorized five million shares of Preferred Stock and authorized a stock split of 4,500 to 1. During the first quarter of 1995, the Company effected two reverse stock splits resulting in 4,064,000 shares outstanding. All share and per share amounts have been adjusted to reflect these splits. Because the Company previously operated as a closely held S Corporation, historical net income per share data is not meaningful for 1995 and 1994 and therefore is not presented.
1.    SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)


INCOME  TAXES

     The Company, with the consent of its stockholders, elected under the Internal Revenue Code, beginning June 1, 1988, to be treated as an S Corporation for federal income tax purposes until April 9, 1995. In lieu of corporation income taxes, the stockholders of the S Corporation were taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements prior to 1995.

     The Company was required to adopt the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", on April 10, 1995, upon termination of its S Corporation election. This Statement requires the recognition of deferred tax assets and liabilities based on differences between financial reporting and tax basis of assets and liabilities measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The cumulative effect of adopting the Statement on April 10, 1995, was to increase 1995 net income by $1,300,000.

STOCK  BASED  COMPENSATION

     The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for the stock option grants.


ADVERTISING  EXPENSES

     Advertising and promotion expenses are charged to operations as incurred. The Company incurred advertising expenses of $1,162,000, $131,000 and $23,000 during  1996,  1995  and  1994,  respectively.


USE  OF  ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

1.    SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)



PRO  FORMA  DISCLOSURES

     The pro forma adjustment for income taxes for 1994 and 1995 was computed at an effective combined federal and state tax rate of 40% to recognize income taxes as if the Company had not been an S Corporation. The pro forma weighted average shares for these periods represent actual weighted average shares of common stock and dilutive common stock equivalent shares outstanding during each period increased by the number of shares whose proceeds were used to fund undistributed S Corporation earnings. Common stock equivalents represents outstanding stock options.

     Supplemental pro forma net income per share is computed by dividing supplemental net income by the sum of pro forma weighted average shares and the number of shares that would have been sold at the beginning of the period to cover the costs of the initial public offering, repay notes payable to related parties and repay borrowings under the Company's revolving line of credit. Supplemental net income represents pro forma net income increased by an assumed reduction in interest expense, net of the related tax benefit, as though common stock proceeds had been available at the beginning of the period to reduce debt. Supplemental pro forma net income per share for 1995 is $.17.


RECLASSIFICATIONS

     Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform to the 1996 presentation.

2.    CONTRACTS  RECEIVABLE

     Contracts receivable generally have terms of 24 to 48 months and do not exceed 60 months. At December 31, 1996, substantially all of the contracts receivable balances outstanding were collateralized by automobiles. In late 1996, the Company determined that it would exit certain markets in which it had previously acquired contracts receivable, and sell the contracts receivable in those markets during 1997. Accordingly, the majority of the contracts receivable in Missouri, Illinois, Arizona and Virginia, along with contracts receivable in several other states, are classified as "held for sale". The Company intends to remain active in a number of states, with concentrations in Indiana, Ohio and Florida. These contracts receivable are classified as "held for investment". The following is a summary of the Company's total contracts receivable.



                                                    DECEMBER 31,
                                                    --------------
                                                             1996           1995
                                                    --------------  -------------
Contractually scheduled payments                    $ 146,744,916   $166,340,561
Add (deduct):
     Unearned interest income                         (30,006,489)   (36,920,628)
     Accrued interest income                              354,333        298,059
     Unearned insurance commissions                       (29,820)      (128,718)
     Deferred acquisition costs                            68,362        278,106
                                                    --------------  -------------
Contracts receivable                                  117,131,302    129,867,380
Allowance and discount available for credit losses    (10,611,268)   (19,512,815)
                                                    --------------  -------------
Contracts receivable, net                           $ 106,520,034   $110,354,565
                                                    ==============  =============


As of December 31, 1996, contractual maturities of contracts receivable were as follows:


1997                 $ 58,437,956
1998                   47,067,786
1999                   27,136,140
2000                   11,625,010
2001 and thereafter     2,478,024
                     ------------
                     $146,744,916
                     ============


     It is the Company's experience that a substantial portion of the portfolio generally is prepaid before contractual maturity dates. The above tabulation, therefore, is not to be regarded as a forecast of future cash collections.

     Changes in the components of amounts available for credit losses were as follows:



                                                        DEALER PARTICIPATION RESERVES
                                                        -------------------------------
                              ALLOWANCE AND DISCOUNT
                              ------------------------
                                                                                         TOTAL
                                                                                         -------------

Balance at January 1, 1994    $             1,098,491   $                    1,957,693   $  3,056,184
Additions                                   8,956,071                          173,913      9,129,984
Charge-offs, net                           (1,942,296)                      (1,423,609)    (3,365,905)
                              ------------------------  -------------------------------  -------------
Balance at December 31, 1994                8,112,266                          707,997      8,820,263

Additions                                  22,172,739                        4,582,165     26,754,904
Charge-offs, net                          (10,772,190)                      (3,424,481)   (14,196,671)
                              ------------------------  -------------------------------  -------------
Balance at December 31, 1995               19,512,815                        1,865,681     21,378,496

Additions                                  17,422,011                        4,211,284     21,633,295
Charge-offs, net                          (26,323,558)                      (4,221,742)   (30,545,300)
                              ------------------------  -------------------------------  -------------
Balance at December 31, 1996  $            10,611,268   $                    1,855,223   $ 12,466,491
                              ========================  ===============================  =============


     At December 31, 1996, the amounts available for credit losses included $4,218,000 allocated to contracts receivable held for sale. This allocation was based on completed sales and on bids received and was intended to reduce the carrying amount of these contracts receivable to fair value. To the extent that the allocation was based on bids received, it is reasonably possible that a material change to this estimate could occur in the near term due to changes in the economy and other conditions that influence the amount realized on the anticipated sales.


3.          PROPERTY  AND  EQUIPMENT

     The  following  is  a  summary  of  the Company's property and equipment:


                                                DECEMBER 31
                                                -------------
                                                        1996         1995
                                                -------------  -----------
Automobiles                                     $    559,695   $  674,671
Furniture, fixtures and leasehold improvements       743,077      394,288
Office and computer equipment                      1,920,053      919,793
Shop equipment                                       278,412      181,032
                                                -------------  -----------
                                                   3,501,237    2,169,784
Accumulated depreciation                            (962,102)    (497,309)
                                                -------------  -----------
                                                $  2,539,135   $1,672,475
                                                =============  ===========

     The Company leases its corporate office building from the Company's president and leases its branch facilities and sales lots from related parties (i.e. three sales lots) and third parties pursuant to non-cancelable operating leases expiring from 1997 through 2016. Future minimum lease payments pursuant to these leases total approximately: 1997, $1,381,000; 1998, $1,178,000; 1999, $783,000; 2000, $508,000; 2001, $437,000; 2002 and
thereafter,  $8,388,000.



4.    DEBT

REVOLVING  LINE  OF  CREDIT  (SEE  NOTE  10)

     On April 11, 1997, the Company entered into a modification of its revolving line of credit agreement ("Agreement"). The modified Agreement provides for an extension of the maturity of the line to January 1, 1998, and for a reduction in the maximum permitted indebtedness under the line from $100 million to $70 million. Borrowings are further limited to no more than 78% of eligible contracts receivable. The Agreement includes certain restrictive covenants and prohibits the Company's payment of dividends. The revolving line of credit is collateralized by substantially all of the assets of the Company. The Company is required to remit all cash receipts from contracts receivable to the lender. These cash receipts are first applied to accrued interest and the remainder to principal. Interest is accrued daily at the average 30-day London Interbank Offered Rate (LIBOR) for the previous month plus a stated percentage. The rate was LIBOR plus 3.75% at December 31, 1996, and increased to LIBOR plus 4.00% effective January 16, 1997, and to LIBOR plus 4.50% effective April 11, 1997. The revolving line of credit has an annual commitment fee of .53%. The interest rate on the revolving line of credit was 9.15% and 8.83% as of December 31, 1996 and 1995, respectively.



BANK  LINE  OF  CREDIT

     The Company's bank line of credit debt as of December 31, 1996 is pursuant to an agreement that permits the Company to borrow up to the lesser of $4.5 million or 50% of the value, as defined, of eligible repossessions and purchased and trade automobile inventory. The term of the line expires April 30, 1997. Interest is charged monthly at the bank's prime rate, which at December 31, 1996, was 8.25%.


NOTE  PAYABLE  TO  RELATED  PARTY

     The Company borrowed $1.0 million from a stockholder during 1996 on an unsecured basis. This note was exchanged for convertible subordinated debt on April 11, 1997, as further explained in Note 10. The interest rate on the note was 12.00%.


INTEREST  RATE  PROTECTION  AGREEMENTS

     The Company entered into an interest rate protection agreement ("Cap"), which limits the Company's exposure on its revolving line of credit to increases in the LIBOR rate. The strike price of this agreement exceeded the current market levels at the time it was entered into. The Cap is for a notional principal amount of $50 million and effectively limits the interest rate on $50 million of the Company's revolving line of credit to a maximum of
11.25%.      The  Cap  expires  in  October  1997.

     The Cap subjects the Company to the risk that the counter-party may fail to perform under the terms of the agreement. The Company does not expect the counter-party to fail to meet its obligation; however, non-performance would not have a material impact on the results of operations or financial position.


INTEREST  PAID

Interest paid under all debt arrangements was approximately $9,113,000, $6,312,000 and $2,781,000 in 1996, 1995 and 1994, respectively.


5.    STOCK  OPTION  PLANS

     On July 1, 1994, the Company adopted the General Acceptance Corporation Employee Stock Option Plan ("Employee Plan") and the General Acceptance Corporation Outside Director Stock Option Plan ("Outside Director Plan," and collectively with the Employee Plan, the "Plans"). The Plans were amended and restated in their entirety on February 9, 1995.

     A total of 600,000 shares of Common Stock are reserved for issuance upon exercise of options to be granted under the Plans. The total number of shares of Common Stock with respect to which options may be granted is 500,000 and 100,000 under the Employee Plan and the Outside Director Plan, respectively.

     Options granted pursuant to the Employee Plan may be incentive stock options ("ISOs') that meet the requirements of Section 422 of the Internal
Revenue Code of 1986, as amended (the "Code") or nonqualified stock options ("NQSOs") that do not meet the requirements of Section 422 of the Code. The exercise price of an ISO or an NQSO will not be less than the fair market value per share of the Common Stock on the date of the grant in all cases other than for ISOs granted to holders of 10% or more of the Company's outstanding Common Stock ("10% Stockholders"). The exercise price of ISOs granted to 10% Stockholders will not be less than 110% of fair market value. The aggregate fair market value of the Common Stock for which any participant may be granted ISOs first exercisable in any year may not exceed $100,000. ISOs and NQSOs granted under the Employee Plan will become exercisable in increments of from one-half at each of the first two anniversaries of the date of grant to one-fifth at each of the first five anniversaries of the date of grant, and will remain exercisable for a term of not more than ten years (five years, in the case of ISOs issued to 10% Stockholders), as determined by a committee of the Board of Directors.

     Pursuant  to  the  Outside  Director Plan, each non-employee director was automatically granted options to purchase 5,000 shares of Common Stock, upon completion of the offering. On each anniversary of the effective date of the plan in February 1995, each non-employee director will be automatically granted options to purchase 5,000 additional shares. However, no director may receive any option if, upon exercise of such option, such individual would own 10% or more of the shares of Common Stock outstanding. The exercise price for shares issuable pursuant to options granted after 1995 will be the fair market value (as determined under the terms of the plan) at the effective date of the grant. Options granted under the Outside Director Plan are exercisable in one-third increments on the date of grant and the first and second anniversary thereof and expire ten years after grant.

     Both plans provide for the automatic acceleration of the exercisability of option grants upon a "change in control." A "change in control" includes:
(i) a change in ownership of a least 50% of the Company's outstanding voting stock; (ii) a change in the composition of a majority of the Board; or (iii) entering into an agreement for sale of all or substantially all of the Company's assets.

     Other terms, including when and how long an option under the Employee Plan is exercisable, are determined by a committee of the Board of Directors, in the case of the Employee Plan, or the employee directors of the Company, in the case of the Outside Director Plan.

     Information  on  stock  options  is  shown  in  the  following  table.


                                                                        WEIGHTED AVERAGE EXERCISE PRICE
                                                                        --------------------------------
                              SHARES OUTSTANDING   SHARES EXERCISABLE
                              -------------------  -------------------
Balance at December 31, 1994                 ---                  ---   $                            ---
Granted                                  156,250                  ---                              18.92
Became exercisable                           ---                5,001                              17.00
Canceled                                 (18,250)                 ---                              17.00
                              -------------------  -------------------  --------------------------------
Balance at December 31, 1995             138,000                5,001                              19.17
Granted                                  291,750                  ---                              10.77
Became exercisable                           ---               41,735                              17.30
Canceled                                (150,000)              (1,967)                             14.31
                              -------------------  -------------------  --------------------------------
Balance at December 31, 1996             279,750               44,769   $                          13.04
                              ===================  ===================  ================================


     The weighted-average fair value of options granted was $5.95 and $12.12 for 1996 and 1995, respectively. Exercise prices for options outstanding as of December 31, 1996, ranged from $7.25 to $27.00. The weighted average remaining contractual life of those options was 8.8 years.

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" (Statement 123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of the Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996, respectively: risk-free interest rates of 6.7% in both years, a dividend yield of nil, volatility factors of the expected market price of the Company's common stock of .7 and 1.1, and a weighted-average expected life of the option of 5 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:


                                               1996       1995
                                        ------------  --------
Pro forma net income (loss)             $(9,677,850)  $430,885
Pro forma net income (loss) per share         (1.61)       .08


     Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, pro forma net income and net income per share for 1995 and 1996 are not representative of the effects on reported amounts for future years.



6.    INCOME  TAXES

     Significant  components of the provision for income taxes are as follows:


YEARS ENDED DECEMBER 31
                                  1996          1995
                           ------------  ------------
Current:
     Federal               $  (569,000)  $   620,000
     State                     224,000       150,000
                           ------------  ------------
                              (345,000)      770,000
Deferred:
     Federal                (1,920,000)   (1,910,000)
     State                    (480,000)     (350,000)
     Change in valuation
          allowance          4,660,000           ---
                           ------------  ------------
                             2,260,000    (2,260,000)
                           ------------  ------------
Income tax (benefit)       $ 1,915,000   $(1,490,000)
                           ============  ============


     Included in the 1995 deferred income tax credit of $2,260,000 is a deferred tax credit of $1,300,000 which represents the net deferred tax assets for the cumulative temporary differences between financial reporting and tax reporting as of April 10, 1995, the date the Company terminated its S Corporation election.

     The provision for income taxes as shown on the statement of operations differs from amounts computed by applying the statutory federal income tax rate of 34% to income before taxes as follows:



YEARS ENDED DECEMBER 31
                                                                       1996      1995
                                                                     -------  --------
Federal income tax expense (benefit) computed at statutory rate      (34.0)%     34.0%
Change in valuation allowance                                          65.0       ---
S Corporation earnings                                                  ---     (48.4)
Net deferred tax assets recorded upon termination of S Corporation      ---    (108.9)
State taxes, net of federal tax effect                                 (2.4)     (1.5)
Other                                                                  (1.9)      ---
                                                                     -------  --------
Income tax (benefit)                                                   26.7%  (124.8)%
                                                                     =======  ========


     The components of the Company's net deferred tax asset as of December 31 are as follows:


                                                   1996         1995
                                            ------------  ----------
Recognition of contracts receivable losses  $ 1,253,000   $2,110,000
Net operating loss carryforward               3,353,000          ---
Other                                            54,000      150,000
                                            ------------  ----------
Total deferred tax assets                     4,660,000    2,260,000
Valuation allowance                          (4,660,000)         ---
                                            ------------  ----------
Net deferred tax asset                      $       ---   $2,260,000
                                            ============  ==========


     At December 31, 1996, the Company had net operating loss carryforwards of approximately $8,383,000 for income tax purposes that expire in 2011.

     The Company received net income tax refunds of approximately $2,077,000 during 1996 and made income tax payments of approximately $3,093,000 during 1995.

     The unaudited pro forma provisions for income taxes of $477,771 and $1,696,045 for 1995 and 1994, respectively, represent income taxes on the Company's income as if it had been taxed each period at an effective tax rate of 40%.

7.    FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS

     The fair values disclosed below are based on estimates when quoted market prices are not available. These fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The fair value amounts presented can be misinterpreted, and care should be exercised in drawing conclusions from such data. The carrying amounts and estimated fair values of the Company's financial instruments as of December 31 are as follows.


1996                                              1995
------------------------------                    ----
                                CARRYING AMOUNT                       CARRYING AMOUNT
                                ----------------                      ----------------
                                                        FAIR VALUE                      FAIR VALUE
                                                        ------------                    ------------
ASSETS
     Contracts receivable, net  $    106,520,034        $106,520,034  $    110,354,565  $110,354,565
     Cash and cash equivalents         1,683,429           1,683,429           557,206       557,206
LIABILITIES
     Revolving line of credit         93,977,001          93,977,001        94,165,243    94,165,243
     Bank line of credit               4,500,000           4,500,000               ---           ---
     Note payable to related           1,000,000           1,000,000               ---           ---
     party
     Accounts payable and              4,650,695           4,650,695         1,605,484     1,605,484
     accrued expenses
OFF-BALANCE SHEET
     FINANCIAL INSTRUMENTS
          Interest rate cap               12,000                 ---               ---           ---





VALUATION  METHODOLOGIES  AND  ASSUMPTIONS

     The following methods and assumptions were used in estimating the fair value of the Company's financial instruments.

Contracts  Receivable

     The fair value of net contracts receivable is estimated to approximate carrying amount less allowance and discount available for credit losses, since the contracts are of relatively short average remaining life and are at approximately current market rates of interest.


Cash  and  Cash  Equivalents

     The carrying amount reported in the balance sheet for cash and cash equivalents approximate their fair values.

7.    FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS  (CONTINUED)


Revolving  Line  of  Credit  and  Bank  Line  of  Credit

     Because the interest rate on the Company's revolving line of credit and bank line of credit are tied to floating market rates, the carrying amounts reported in the balance sheet approximate fair value.


Note  Payable  to  Related  Party

     Because the note payable to related party is payable upon demand, the carrying amount reported in the balance sheet approximates the fair value.


Accounts  Payable  and  Accrued  Expenses

     The carrying amount of accounts payable and accrued expenses approximates the fair value.


Interest  Rate  Cap

     Fair value for the interest rate cap is based on estimates obtained from the individual counter-party of the cost or benefit of terminating the cap at the balance sheet date.



8.    RELATED  PARTY  TRANSACTIONS

     The Company, in the ordinary course of business, purchases contracts receivable from automobile dealerships controlled by certain of the Company's management stockholders. Total cash disbursed to these dealerships for the purchase of contracts receivable was approximately $788,000, $576,000 and $1,079,000 in 1996, 1995 and 1994, respectively. The Company has also purchased automobiles from these automobile dealerships. These purchases totaled approximately $115,000, $272,000 and $323,000 for 1996, 1995 and 1994,
respectively.

     Certain stockholders and relatives have made working capital loans to the Company (see Note 4). Interest paid to these stockholders and relatives pursuant to these notes payable amounted to approximately $34,000, $80,000 and $223,000 during 1996, 1995 and 1994, respectively.

     Dealer participation reserves of approximately $0 and $146,000 as of December 31, 1996, and 1995, respectively, were the result of contracts purchased by the Company from dealerships owned by certain management stockholders of the Company. It is possible that some or all of these participation reserves may eventually be paid to these dealerships, depending upon the loss experience of the contracts receivable purchased.

     The Company has made payments to a management stockholder or entities owned in part by certain management stockholders for leases of real estate, automobile storage and automobile body work. Payments made for these services were approximately $622,000, $151,000 and $158,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     The Company is obligated under non-cancelable leases with related parties, expiring through 2016, to make future minimum lease payments as follows: 1997, $484,000; 1998, $488,000; 1999, $478,000; 2000, $395,000; 2001,
$380,000; 2002 and thereafter, $8,388,000. Rent expense incurred pursuant to these leases was $340,000, $74,000 and $24,000 in 1996, 1995 and 1994,
respectively.

     Prior to March 1995, certain management stockholders of the Company were also stockholders of an insurance company for which the Company acts as agent when selling credit related insurance products.



9.    CONTINGENT  LIABILITIES

     The Company is a party to various lawsuits and proceedings arising in the ordinary course of business. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will have no material adverse effect on the Company's consolidated results of operations and financial position.



10.    SUBSEQUENT  EVENTS

     As of December 31, 1996, the Company continued to operate pursuant to the terms of a forbearance agreement that temporarily waived certain covenant violations of its $100 million revolving line of credit agreement. Also, at that date renewal or extension of the line of credit agreement was uncertain and that uncertainty presented a potential liquidity and funding problem for the Company. After December 31, 1996, the Company completed the actions described below to address its liquidity and funding needs for 1997.

     As discussed in Note 2, in late 1996 the Company decided to exit certain markets and focus on its better performing markets. Accordingly, in 1997 it commenced selling the contracts receivable that had been acquired in the certain markets and also commenced closing operations in those markets. On January 7, 1997, the Company sold contracts receivable for 102.0% of contract balance of $1,569,000. On February 19, 1997, the Company sold contracts receivable for 90.8% of contract balance of $14,504,000. On April 8, 1997, the Company sold contracts receivable for 92.7% of contracts balance of $24,669,000. No material gain or loss was recorded by the Company in connection with these sales.

     On April 11, 1997, the Company issued $13.3 million of convertible subordinated debt. Of this amount, $10.0 million was issued to an affiliate of Conseco in exchange for cash. The remaining $3.3 million was issued to certain stockholders and relatives in exchange for a like amount of unsecured debt of the Company ($2.3 million of which was issued between January 1, 1997 and April 11, 1997) held by them. The debt is convertible at any time into approximately 4,417,000 shares of stock, has an interest rate of 12.00%, and matures in April 2000.

     The Company entered into a modification of its revolving line of credit agreement on April 11, 1997, concurrently with the issuance of the convertible
subordinated  debt  described  above.    (See  Note  4).

     In early 1997 the Company decided to discontinue maintaining an auto repossession inventory for sale at its sales lots. Instead it began disposing of all repossessions more quickly primarily at auto auctions. This change is intended to accelerate the conversion of repossessions to cash and earning assets.



INDEPENDENT  AUDITORS  REPORT

Shareholders  and  Board  of  Directors
General  Acceptance  Corporation


     We have audited the accompanying balance sheets of General Acceptance Corporation as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General Acceptance Corporation at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December
31,  1996,  in  conformity  with  generally  accepted  accounting  principles.





/s/  Ernst  &  Young  LLP

Indianapolis,  Indiana
April  11,  1997

Investor  Information

Form  10-K
A copy of the Form 10-K, which is filed with the Securities and Exchange Commission, will be sent to any shareholder without charge upon written request. Please address your inquiries to:

     Mr.  Martin  C.  Bozarth,  Chief  Financial  Officer
     General  Acceptance  Corporation
     1025  Acuff  Road
     Bloomington,  IN  47404

Registrar  &  Transfer  Agent
Fifth  Third  Bank
Corporate  Trust  Services
38  Fountain  Square  Plaza
Mail  Drop  1090F5
Cincinnati,  OH  45263
(800)  837-2755  or  (513)  579-5320

Communications concerning shareholder records, including address changes, stock transfers or other service needs should be directed to the above.

Analyst  Contacts
Security  analyst  inquiries  are  welcomed.  Please  call:
     Martin  C.  Bozarth,  Chief  Financial  Officer
     (812)  337-6000

Independent  Auditors
Ernst  &  Young  LLP
One  Indiana  Square
Indianapolis,  IN  46204
(317)  681-7000

Annual  Meeting
Tuesday,  July  8,  1997
1:00  p.m.  local  time
Holiday  Inn
Bloomington,  Indiana

The meeting notice and proxy materials will be mailed to shareholders on or about June 15, 1997. Management urges all shareholders to vote their proxies and thus participate in the decisions that will be made at the annual meeting.

Stock  Trading
The Company's common stock is traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol GACC. At March 24, 1997 there were approximately 47 shareholders of record and 1,400 beneficial owners of the Company's stock.

Common  Stock  Prices
The following table sets forth the high and low closing sale prices of the Company's common stock since the Company's initial public offering on April 6, 1995, through December 31, 1996, as reported by Nasdaq.



                                    1996           1995
Quarter ended                     High    Low    High    Low
                                  ------  -----  ------  ------
First quarter ended March 31      $15.50  $4.75  n/a     n/a
Second quarter ended June 30        9.75   5.75  $27.50  $23.00
Third quarter ended September 30    8.88   5.13   37.00   26.50
Fourth quarter ended December 31    7.75   2.75   35.75   14.00

Other than S Corporation distributions paid related to periods prior to the date the Company completed its initial public offering of common stock, the Company has not paid any dividends and does not anticipate paying any dividends in the foreseeable future. Dividend payment are not permitted under the lending agreement related to the Company's line of credit as described in "Management's Discussion and Analysis of Financial Condition and Results of
Operations    -  Liquidity  and  Capital  Resources.  "

Officers  and  Directors

Officers
Malvin  L.  Algood
Chairman  of  the  Board,  Chief  Executive  Officer  and  Director

Russell  E.  Algood
President,  Chief  Operating  Officer  and  Director

Martin  C.  Bozarth
Chief  Financial  Officer

Richard  J.  Corey
Corporate  Secretary

B.  Wayne  Garland
Vice  President  of  Retail  Operations

Michael  J.  Harter
Vice  President  of  Finance  Operations

James  G.  Kuhn
Vice  President  of  Management  Information  Systems





Directors
Malvin  L.  Algood
Chairman  of  the  Board,  Chief  Executive  Officer,
General  Acceptance  Corporation

Russell  E.  Algood
President  and  Chief  Operating  Officer,
General  Acceptance  Corporation

Donald  E.  Brown
President,
Interactive  Intelligence,  Inc.

Rollin  M.  Dick
Chief  Financial  Officer,
Conseco,  Inc.

Eugene  L.  Henderson
Senior  Partner,
Henderson  Daily  Withrow  &  DeVoe

James  G.  Larkin
Vice  President,
Conseco  Services,  LLC

General  Acceptance  Corporation


1025  Acuff  Road
Bloomington,  IN  47404
812  337-6000